Exhibit 99.1

Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and freehold timberlands in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as their Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2011	December 31, 2010

Assets
Cash and cash equivalents		$234	$154
Accounts receivable		198	187
Inventory		57	38
Financial assets		24	6
Assets classified as held for sale		1,983	1,859
Current assets		2,496	2,244

Property, plant and equipment	4	3,291	2,995
Intangible assets	6	3,034	2,903
Standing timber	5	2,558	2,578
Investments in associates	3	1,110	1,069
Goodwill		591	591
Investment properties		182	175
Financial assets (non-current)		25	118
Other assets (non-current)		133	59
Deferred income tax asset		462	377
Total assets		$13,882	$13,109

Liabilities and partnership capital
Accounts payable		$341	$240
Non-recourse borrowings		27	615
Financial liabilities		27	29
Liabilities directly associated with assets classified as held for sale		1,983	1,859
Current liabilities		2,378	2,743

Corporate borrowings		217	18
Non-recourse borrowings (non-current)		4,725	3,960
Financial liabilities (non-current)		136	97
Other liabilities		273	261
Deferred income tax liabilities		1,104	1,025
Preferred shares		20	20
Total liabilities		8,853	8,124

Partnership capital
Limited partners’ capital	8	2,881	2,881
General partner’s capital	8	19	19
Retained earnings		279	302
Other comprehensive income		235	178
Non-controlling interest		1,615	1,605
Total partnership capital		5,029	4,985
Total liabilities and partnership capital		$13,882	$13,109

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATING RESULTS

	For the three month period ended		For the six month period ended
	June 30		June 30
US$ MILLIONS, UNAUDITED	2011	2010	2011	2010

Revenues	$428	$145	$818	$281
Cost of revenues	(235)	(83)	(437)	(170)
General and administrative expenses	(15)	(7)	(28)	(15)
Gross margin	178	55	353	96
Interest expense	(82)	(32)	(165)	(63)
Income before under noted	96	23	188	33
Earnings from investments in associates	12	24	24	25
Depreciation and amortization expense	(31)	(5)	(56)	(10)
Fair value adjustments	(18)	(4)	(23)	2
Other income (expense)	26	(3)	21	(5)
Income before income tax	85	35	154	45
Income tax expense	(27)	(8)	(25)	(11)
Net income	58	27	129	34
Net (income) attributable to non-controlling interests	(32)	(8)	(58)	(16)
Net income attributable to partnership	$26	$19	$71	$18

Attributable to:
General partner	$—	$—	$—	$—
Limited partners	$26	$19	$71	$18

Earnings per unit:
Basic and diluted earnings per unit attributable to:
General partner	$0.17	$0.18	$0.45	$0.17
Limited partners	$0.17	$0.18	$0.45	$0.17

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	For the three month period ended		For the six month period ended
	June 30		June 30
US$ MILLIONS, UNAUDITED	2011	2010	2011	2010

Net income for the period	$58	$27	$129	$34
Other comprehensive income (loss)
Revaluation of property, plant and equipment	—	(9)	—	(2)
Foreign currency translation	92	(93)	136	(94)
Cash flow hedge	13	—	(5)	1
Net investment hedge	(30)	11	(44)	9
Investments in associates	(5)	7	(2)	—
	70	(84)	85	(86)
Comprehensive income (loss)	128	(57)	214	(52)

Attributable to:
Non-controlling interest	50	2	82	10
General partner	1	—	1	—
Limited partners	$77	$(59)	$131	$(62)

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF PARTNERSHIP CAPITAL

			Limited Partners								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED JUNE 30	Limited partners’ capital	General partner’s capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital
Balance as of March 31, 2011	$2,881	$19	$299	$6	$188	$(56)	$(2)	$11	$32	$4	$3	$—	$1,622	$5,007
Net income	—	—	26	—	—	—	—	—	—	—	—	—	32	58
Other comprehensive income (loss)	—	—	—	—	81	(30)	6	—	—	(6)	—	1	18	70
Partnership distributions	—	—	(49)	—	—	—	—	—	—	—	—	—	—	(49)
Other items	—	—	—	—	—	—	—	—	—	—	—	—	(57)	(57)
Balance as of June 30, 2011	$2,881	$19	$276	$6	$269	$(86)	$4	$11	$32	$(2)	$3	$1	$1,615	$5,029

(1) Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED JUNE 30	Limited partners’ capital	General partner’s capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital
Balance as of March 31, 2010	$1,807	$19	$(74)	$8	$54	$7	$1	$—	$21	$3	$—	$(1)	$1,288	$3,133
Net income	—	—	19	—	—	—	—	—	—	—	—	—	8	27
Other comprehensive income (loss)	—	—	—	(3)	(93)	11	—	—	1	6	—	—	(6)	(84)
Partnership distributions	—	—	(29)	—	—	—	—	—	—	—	—	—	—	(29)
Balance as of June 30, 2010	$1,807	$19	$(84)	$5	$(39)	$18	$1	$—	$22	$9	$—	$(1)	$1,290	$3,047

(1) Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

			Limited Partners								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED SIX MONTHS ENDED JUNE 30	Limited partners’ capital	General partner’s capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital
Balance as of December 31, 2010	$2,881	$19	$302	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,605	$4,985
Net income	—	—	71	—	—	—	—	—	—	—	—	—	58	129
Other comprehensive income (loss)	—	—	—	—	114	(44)	(7)	—	—	(3)	—	1	24	85
Unit issuance, net repurchases	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Partnership distributions	—	—	(97)	—	—	—	—	—	—	—	(1)	—	—	(98)
Other items	—	—	—	—	—	—	—	—	—	—	—	—	(72)	(72)
Balance as of June 30, 2011	$2,881	$19	$276	$6	$269	$(86)	$4	$11	$32	$(2)	$3	$1	$1,615	$5,029

(1) Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED SIX MONTHS ENDED JUNE 30	Limited partners’ capital	General partner’s capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital
Balance as of December 31, 2009	$1,807	$19	$(44)	$5	$50	$9	$1	$—	$22	$9	$—	$(1)	$1,281	$3,158
Net income	—	—	18	—	—	—	—	—	—	—	—	—	16	34
Other comprehensive income (loss)	—	—	—	—	(89)	9	—	—	—	—	—	—	(6)	(86)
Partnership distributions	—	—	(58)	—	—	—	—	—	—	—	—	—	—	(58)
Other items	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Balance as of June 30, 2010	$1,807	$19	$(84)	$5	$(39)	$18	$1	$—	$22	$9	$—	$(1)	$1,290	$3,047

(1) Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	For the three month period ended		For the six month period ended
	June 30		June 30
US$ MILLIONS, UNAUDITED	2011	2010	2011	2010
Operating Activities
Net income	$58	$27	$129	$34
Adjusted for the following items:
Earnings from investments in associates, net of distributions	4	10	(8)	9
Depreciation and amortization expense	31	5	56	10
Fair value adjustments	18	4	23	(2)
Provision and other items	(22)	—	(17)	2
Deferred tax recovery	26	8	23	9
Impact of foreign exchange on cash	9	—	14	(1)
Change in non-cash working capital, net	14	(17)	38	(7)
Cash from operating activities	138	37	258	54

Investing Activities
Investments in or partial sale of operating assets
Additional investments in associates, net of disposals	(10)	(29)	(13)	(40)
Partial sale of operating assets	—	—	—	29
Long lived asset	(143)	(4)	(215)	(7)
Net settlement of foreign exchange contracts	(30)	13	(36)	13
Cash (used by) investing activities	(183)	(20)	(264)	(5)

Financing Activities
Distribution to unitholders	(49)	(29)	(98)	(58)
Corporate borrowings	114	—	199	—
Subsidiary borrowings	12	(2)	57	(18)
Distributions to non-controlling interest	(57)	—	(72)	—
Cash from (used by) financing activities	20	(31)	86	(76)

Cash and cash equivalents
Change during the period	(25)	(14)	80	(27)
Balance, beginning of period	259	94	154	107
Balance, end of period	$234	$80	$234	$80

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED AND COMBINED
FINANCIAL STATEMENTS - UNAUDITED

FOR THE PERIOD FROM JANUARY 1, 2011 TO JUNE 30, 2011

1.                          ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The registered office is Canon’s Court, 22 Victoria Street, Hamilton, Bermuda.

2.                       SUMMARY OF ACCOUNTING POLICIES

a) Statement of Compliance

These interim condensed consolidated and combined financial statements of the partnership and its consolidated subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure adopted in its consolidated and combined financial statements as of and for the year ended December 31, 2010. The accounting policies the partnership adopted in its financial statements as of and for the year ended December 31, 2010 are disclosed in Note 2 of Brookfield Infrastructure’s annual consolidated and combined financial statements as of and for the year ended December 31, 2010, with which reference should be made to in reading these interim condensed consolidated and combined financial statements.

These interim condensed consolidated and combined financial statements were authorized for issuance by the Board of Directors of the partnership on August 2, 2011.

b) Reorganization of Brookfield Infrastructure Interests

Effective December 31, 2010, the partnership entered into voting arrangements with various affiliates of Brookfield Asset Management (“Brookfield”), Brookfield Infrastructure’s ultimate parent company, whereby the partnership effectively gained control of Holding LP. The partnership entered into similar arrangements in respect of Brookfield’s indirect holdings in the U.S. and Canadian freehold timberlands, Australian coal terminal operation and UK port operation, subject to certain limitations. This reorganization does not represent a business combination under IFRS 3, Business Combinations (IFRS 3R), as all combining businesses are ultimately controlled by the same parties both before and after the voting arrangements were completed. IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control.

Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance set out under the IFRS framework and pronouncements of other standard-setting bodies. As consistent with the annual consolidated and combined financial statements as of and for the year ended December 31, 2010, these interim condensed consolidated and combined financial statements of Brookfield Infrastructure are presented to reflect continuing control as follows:

•         Assets and liabilities of Holding LP, and the partnership’s interests in the U.S. and Canadian freehold timberlands, Australian coal terminal operation and its UK port operation are reflected at their carrying amounts as of the reorganization date. No adjustments were made to reflect fair values or to recognize any new assets or liabilities, including goodwill, as a result of the combination;

•         In the partnership’s consolidated and combined Statements of Financial Position, Statements of Operating Results and Statements of Cash Flows, the partnership’s freehold timberlands, Australian coal terminal and UK port operation are presented as if these arrangements had been in place from the time Brookfield acquired control. For Brookfield Infrastructure’s freehold timberlands and UK port operation, Brookfield acquired control prior to January 1, 2010, and for Brookfield Infrastructure’s Australian coal terminal operation, Brookfield acquired control with the closing of the Prime merger on December 8, 2010; and

•         Holding LP has issued redeemable partnership units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units for cash consideration equal to the market price of the partnership’s limited partnership units. This right is subject to the partnership’s right of first refusal which entitled it, at its sole discretion, to elect to acquire any unit so presented to Holding LP in exchange for one of the partnership’s units (subject to certain customary adjustments). As the partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units are classified as limited partnership units.

c) Future Changes in Accounting Policies

I.                      Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

II.                  Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Ventures (“IFRS 11”), IFRS 12, Disclosures of Involvement with Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be  applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. Brookfield Infrastructure is currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-31, Joint Controlled Entities–Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28, Investments in Associates and Joint Venturers. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Brookfield Infrastructure is currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgements and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. Brookfield Infrastructure is currently evaluating the impact of IFRS 12 on its consolidated financial statements.

3.                       INVESTMENTS IN ASSOCIATES

	As of
US$ MILLIONS	June 30, 2011	December 31, 2010
Non-current:
Investments in associates	$1,110	$1,069

Reconciliation of movement in investments accounted for using the equity method
Balance at January 1	$1,069	$1,087
Share of income for the year - continuing operations	24	52
Share of reserves for the year - OCI	(3)	2
Foreign currency translation	19	81
Distributions	(16)	(71)
Additions (dispositions) (1),(2)	17	(82)
Ending balance	$1,110	$1,069

(1)       In December 2010, Brookfield Infrastructure acquired the remaining 60% of Prime, obtaining a controlling stake in the associate. Investments in associates were derecognized and acquisition accounting in accordance with IFRS 3R was applied.

(2)       As of June 30, 2011, Brookfield Infrastructure’s interest in its European port operation is 60%; however its ownership was subject to a share equalization scheme that will adjust the aggregate interest of the partners in the European port operation based on performance of the port operation in the years ended December 31, 2012 and 2013. Subsequent to year end, an agreement was reached by all relevant parties subject to certain closing conditions, and as such, Brookfield Infrastructure’s ownership decreased to 40%.

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	June 30, 2011	December 31, 2010
North American gas transmission operation	$398	$384
Australasian energy distribution operation	288	280
South American transmission operation	234	236
European port operation	156	115
Other associates	34	54
	$1,110	$1,069

SUMMARISED FINANCIAL INFORMATION OF ASSOCIATE ENTITIES

The following table summarizes the aggregate balances for investments in associates:

	As of
US$ MILLIONS	June 30, 2011	December 31, 2010
Financial position:
Total assets	$16,368	$12,500
Total liabilities	(12,503)	(8,692)
Net assets	$3,865	$3,808

	Three months ended June 30
US$ MILLIONS	2011	2010
Financial performance:
Total revenue	$594	$473
Total income for the period	21	69
Brookfield Infrastructure’s share of associates’ income	$12	$24

	Six months ended June 30
US$ MILLIONS	2011	2010
Financial performance:
Total revenue	$1,141	$909
Total income for the period	74	87
Brookfield Infrastructure’s share of associates’ income	$24	$25

4.                       PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport & Energy Assets	Timberland Assets	Total Assets
Gross carrying amount:
Balance at January 1, 2010	$221	$299	$685	$1,205
Additions	12	26	6	44
Transfer from investment properties	—	—	(1)	(1)
Acquisitions through business combinations	513	1,418	—	1,931
Fair value adjustment	—	—	(139)	(139)
Net foreign currency exchange differences	—	33	8	41
Other	—	(33)	1	(32)
Balances at December 31, 2010	746	1,743	560	3,049
Additions	25	177	2	204
Net foreign currency exchange differences	38	96	5	139
Balances at June 30, 2011	$809	$2,016	$567	$3,392

Accumulated depreciation:
Balance at January 1, 2010	$(17)	$(2)	$(5)	$(24)
Depreciation expense	(8)	(15)	—	(23)
Net foreign currency exchange differences	(6)	(1)	—	(7)
Balance at December 31, 2010	(31)	(18)	(5)	(54)
Depreciation expense	(13)	(30)	(1)	(44)
Net foreign currency exchange differences	(2)	(1)	—	(3)
Balance at June 30, 2011	$(46)	$(49)	$(6)	$(101)

Net book value:
December 31, 2010	$715	$1,725	$555	$2,995
June 30, 2011	$763	$1,967	$561	$3,291

5.             STANDING TIMBER

US$ MILLIONS	Total
Gross carrying amount:
Balance at January 1, 2010	$2,425
Additions	5
Disposals	(9)
Gain arising from growth	142
Decrease resulting from harvest	(128)
Fair value adjustment	139
Net foreign exchange differences	3
Other	1
Balance at December 31, 2010	2,578
Gain arising from growth	95
Decrease resulting from harvest	(118)
Other	3
Balance at June 30, 2011	$2,558

6.             INTANGIBLE ASSETS

US$ MILLIONS	Conservancy rights (1)	Concession arrangements (2)	Total
Gross carrying amount:
Balance at January 1, 2010	$306	$—	$306
Acquisitions through a business combination	—	2,490	2,490
Other	39	—	39
Net foreign exchange differences	(13)	85	72
Balance at December 31, 2010	332	2,575	2,907
Additions	—	11	11
Net foreign exchange differences	9	123	132
Balance at June 30, 2011	$341	$2,709	$3,050

Accumulated amortization and impairment:
Balance at January 1, 2010	$—	$—	$—
Amortization expense	—	(4)	(4)
Balance at December 31, 2010	—	(4)	(4)
Amortization expense	—	(12)	(12)
Balance at June 30, 2011	$—	$(16)	$(16)

Net book value:
December 31, 2010	$332	$2,571	$2,903
June 30, 2011	$341	$2,693	$3,034

(1)  The conservancy right was acquired as part of the acquisition of its UK port operations in 2009 and was recorded at its fair value. The conservancy asset recognized is not amortized as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review.

(2)  Concession arrangements consist of the service concession arrangement at Brookfield infrastructure’s Australian coal terminal operation.  The service concession is awarded by Governmental authorities in that jurisdiction and it allows for the use and operations of the Australian coal terminal.  The terms and conditions of access to the Australian coal terminal’s services, including tariffs that can be charged to the users, are regulated by the QCA.  Brookfield Infrastructure’s Australian coal terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value, and therefore revenue is not impacted by actual throughput.  The concession arrangement has an expiration date of 2051 and with an option to extend the arrangement.  These arrangements are being amortized over their useful life, with the expense recognized in the Statements of Operating Results.

7.         SEGMENTED INFORMATION

IFRS 8 Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on redeemable partnership units and other non-cash items. EBITDA is calculated as FFO excluding the impact of interest and taxes.

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2011 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total(1)

Revenues	$321	$164	$484	$239	$155	$47	—
Costs attributed to revenues	(106)	(62)	(329)	(161)	(94)	(27)	(15)
EBITDA	215	102	155	78	61	20	(15)
Other income	3	1	2	—	4	1	5
Interest expense	(70)	(37)	(84)	(38)	(21)	(7)	(6)
Cash taxes	(3)	—	(2)	(1)	(1)	(1)	—
FFO	145	66	71	39	43	13	(16)
Depreciation and amortization	(55)	(25)	(57)	(28)	—	—	—
Fair value adjustments	—	—	—	—	(18)	(6)	—
Unrealized gains (losses) on derivative instruments	2	1	(4)	(1)	—	—	—
Deferred taxes and other items	(56)	(21)	29	2	2	—	2
Net income (loss) attributable to partnership	$36	$21	$39	$12	$27	$7	$(14)	$26

	Utilities		Transport and Energy		Timber
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2011 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total(1)

Revenues	$601	$304	$958	$486	$264	$83	—
Costs attributed to revenues	(187)	(105)	(635)	(324)	(150)	(46)	(28)
EBITDA	414	199	323	162	114	37	(28)
Other income	5	2	3	—	5	1	5
Interest expense	(143)	(75)	(168)	(77)	(42)	(14)	(11)
Cash taxes	(2)	1	(3)	(1)	(2)	(1)	—
FFO	274	127	155	84	75	23	(34)
Depreciation and amortization	(103)	(45)	(115)	(56)	—	—	—
Fair value adjustments	—	—	—	—	(23)	(8)	—
Unrealized losses on derivative instruments	(14)	(2)	(3)	(1)	—	—	—
Deferred taxes and other items	(65)	(29)	50	15	(5)	(2)	(1)
Net income (loss) attributable to partnership	$92	$51	$87	$42	$47	$13	$(35)	$71

(1)       The above tables present Brookfield Infrastructure’s results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion of Brookfield Infrastructure’s operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

	Utilities		Transport and Energy		Timber
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2010 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total(1)

Revenues	$214	$77	$304	$126	$94	$31	—
Cost attributed to revenues	(65)	(26)	(203)	(86)	(52)	(17)	(10)
EBITDA	149	51	101	40	42	14	(10)
Other income (expenses)	—	—	1	—	(1)	(1)	—
Interest expense	(49)	(18)	(45)	(18)	(21)	(7)	(2)
Cash taxes	(1)	(1)	12	4	—	—	—
FFO	99	32	69	26	20	6	(12)
Depreciation and amortization	(38)	(14)	(42)	(17)	—	—	—
Fair value adjustments	—	—	—	—	(4)	(2)	—
Unrealized gains (losses) on derivative instruments	1	1	—	—	—	—	(5)
Deferred taxes and other items	(4)	(1)	(16)	(6)	(5)	(1)	12
Net income (loss) attributable to partnership	$58	$18	$11	$3	$11	$3	$(5)	$19

	Utilities		Transport and Energy		Timber
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total(1)

Revenues	$405	$150	$668	$250	$174	$54	—
Cost attributed to revenues	(123)	(51)	(406)	(164)	(104)	(32)	(19)
EBITDA	282	99	262	86	70	22	(19)
Other income (expenses)	—	—	1	—	(2)	1	—
Interest expense	(100)	(39)	(110)	(36)	(42)	(14)	(5)
Cash taxes	(2)	(1)	5	2	(1)	—	—
FFO	180	59	158	52	25	9	(24)
Depreciation and amortization	(78)	(28)	(93)	(34)	—	—	—
Fair value adjustments	—	—	—	—	2	—	—
Unrealized gains (losses) on derivative instruments	(6)	—	—	—	—	—	(4)
Deferred taxes and other items	—	(2)	(18)	(6)	(8)	(3)	(1)
Net income (loss) attributable to partnership	$96	$29	$47	$12	$19	$6	$(29)	$18

8.             PARTNERSHIP CAPITAL

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
US$ MILLIONS	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Authorized to issue
On issue at January 1	1.1	1.1	156.3	105.6	157.4	106.7
Issued for cash	—	—	—	50.7	—	50.7
Shares repurchased	—	—	—	—	—	—
Ending balance	1.1	1.1	156.3	156.3	157.4	157.4

The weighted average number of general partnership units outstanding for the period ended June 30, 2011 was 1.1  million (June 30, 2010: 1.1 million). The weighted average number of limited partnership units outstanding for the period ended June 30, 2011 was 156.3 million (June 30, 2010: 105.6 million).

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
US$ MILLIONS	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Opening balance	19	19	2,881	1,807	2,900	1,826
Share issuance	—	—	—	1,074	—	1,074
Ending balance	19	19	2,881	2,881	2,900	2,900

9.             SUBSEQUENT EVENTS

Subsequent to period end, a wholly-owned subsidiary of Prime Infrastructure (“Prime”) completed the disposal of the AET&D group, which had earlier been acquired indirectly as part of the merger with Prime.  On acquisition, Brookfield Infrastructure classified the AET&D assets as held for sale with a nil equity value. As previously disclosed, in conjunction with the Prime re-capitalization in November 2009, Prime had effectively granted to former holders of certain exchangeable preferred shares the right to receive any residual proceeds from the disposal of the AET&D assets (after satisfaction of existing debt and payment of all costs, expenses and other obligations.) Accordingly, no proceeds from this sale are expected to accrue to Brookfield Infrastructure.

MANGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2011

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) should be read in conjunction with Brookfield Infrastructure Partners L.P.’s (the Partnership and together with its subsidiary and operating entities “Brookfield Infrastructure”) most recently issued Form 20-F. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield Asset Management Inc”s (“Brookfield”) best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

Our objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. This return will be generated from the in-place cash flow of our operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, our key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by Invested Capital (see page 38 for more detail), which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures and general purposes. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

Two years ago, we established a policy of reviewing our distribution rate annually at the February meeting of our Board of Directors. However, in light of the strength of our financial performance during the first half of 2011, our Board of Directors has approved a 13% increase to our distribution to $0.35 per unit payable on September 30, 2011. We intend to review our distribution again in the first quarter of 2012 in the normal course and will continue to target a distribution that will result in a payout ratio of 60-70% of FFO.

Basis of Presentation

These condensed consolidated and combined financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated and combined financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method. Certain prior year amounts have been reclassified or restated to conform to the current year’s presentation.

For each operating platform — utilities, transport and energy, and timber — this MD&A outlines Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance.

OUR OPERATIONS

Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with approximately 80% of our EBITDA supported by regulated or contractual revenues. While each of our businesses has high barriers to entry and strong competitive positions, we generate cash flows under a number of different revenue frameworks. As a result, we group our businesses into operating platforms based on the similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
	Electricity Transmission	North & South America
	Energy Distribution	Australasia and Europe
	CoalTerminal Operations	Australasia

Transport and Energy
	Railroad	Australasia
	Energy Transmission	Primarily North America
	Ports	Europe

Timber
	Freehold Timberlands	North America

Our utilities platform is comprised of regulated businesses which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the volume of services that we provide and the price achieved for these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products for the global economy on a sustainable basis, including structural lumber.

OVERVIEW OF PERFORMANCE

In this section we review our consolidated and combined performance and financial position for the three and six month periods ended June  30,  2011. Further details on the key drivers of our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on net income as well as funds from operations (FFO) and adjusted funds from operations (AFFO). We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended June 30		Six months ended June 30
Key Metrics	2011	2010	2011	2010
Funds from operations (FFO)	$102	$52	$200	$96
Per unit FFO	0.65	0.49	1.27	0.90
Payout ratio(1)	48%	56%	49%	61%
Growth of per unit FFO	33%	133%	41%	102%
Adjusted funds from operations (AFFO)(2)	82	42	153	78
AFFO yield(3)	11%	9%	10%	9%

(1)       Payout ratio is defined as distributions to unitholders divided by FFO.

(2)       AFFO is defined as FFO less maintenance capital expenditures.

(3)       AFFO yield is defined as AFFO divided by average invested capital.

For the three-month period ended June 30, 2011, we recorded FFO of $102 million, or $0.65 per unit, versus $52 million, or $0.49 per unit, in the comparable period last year. This 33% increase in our per unit FFO was largely attributable to accretion from the merger with Prime Infrastructure (Prime) and strong results from our utilities and timber operations, partially offset by below average returns in our transport and energy operations. On an invested capital base of $2,948 million, we generated an AFFO yield of 11%. Our distribution of $0.31 per unit implied a payout of 48% of our FFO for the quarter, which is well below our targeted range of 60% to 70%.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended June 30		Six months ended June 30
Summary Income Statement	2011	2010	2011	2010
Revenues	$428	$145	$818	$281
Cost of revenues	(235)	(83)	(437)	(170)
General and administrative expenses	(15)	(7)	(28)	(15)
Gross margin	178	55	353	96
Interest expense — corporate borrowings	(2)	(1)	(4)	(3)
Interest expense — non-recourse borrowings	(80)	(31)	(161)	(60)
Earnings from investments in associates	12	24	24	25
Net income	26	19	71	18
Net income per unit	0.17	0.18	0.45	0.17

For the three months ended June 30, 2011, we earned net income of $26 million, compared to $19 million in the same period of the prior year. The increase from the prior period is primarily related to increased earnings as a result of the Prime merger and strong contributions from our utilities and timber operations, which were partially offset by mark-to-market gains on Prime corporate level hedges that were recorded in the prior year.

MILLIONS, UNAUDITED	As of
Summary Balance Sheet	June 30, 2011	December 31, 2010
Cash and cash equivalents	$234	$154
Total assets	13,882	13,109
Corporate borrowings	217	18
Non-recourse borrowings	4,752	4,575
Non-controlling interest	1,615	1,605
Partnership capital	3,414	3,380

As of June 30, 2011, we had $13,882 million in assets and $3,414 million in partnership capital compared to $13,109 million in assets and $3,380 million in partnership capital at December 31, 2010, representing a book value per unit of $21.69 and $21.47 for the periods ended June 30, 2011 and December 31, 2010, respectively.

Corporate borrowings increased to $217 million at quarter end compared to $18 million at year end, as we drew on our line to fund investments in our businesses. Our consolidated and combined balance sheet as of June 30, 2011 reflects $4,752 million of non-recourse borrowings compared to $4,575 million as of December 31, 2010. For the quarter, our consolidated net debt to capitalization ratio was 49%.

SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

The following tables present selected income statement and balance sheet information by operating platform on a proportionate basis:

Income Statement

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Net income by segment
Utilities	$21	$18	$51	$29
Transport and energy	12	3	42	12
Timber	7	3	13	6
Corporate and other	(14)	(5)	(35)	(29)
Net income	$26	$19	$71	$18

EBITDA by segment
Utilities	$102	$51	$199	$99
Transport and energy	78	40	162	86
Timber	20	14	37	22
Corporate and other	(15)	(10)	(28)	(19)
EBITDA	$185	$95	$370	$188

FFO by segment
Utilities	$66	$32	$127	$59
Transport and energy	39	26	84	52
Timber	13	6	23	9
Corporate and other	(16)	(12)	(34)	(24)
Funds from operations (FFO)	$102	$52	$200	$96

Balance Sheet

MILLIONS, UNAUDITED	June 30, 2011	December 31, 2010
Total assets by segment
Utilities	$3,873	$3,695
Transport and energy	3,606	3,396
Timber	1,049	1,062
Corporate and other	79	79
Total assets	$8,607	$8,232

Net debt by segment
Utilities	$2,492	$2,325
Transport and energy	1,922	1,945
Timber	453	460
Corporate and other	326	122
Total net debt	$5,193	$4,852

Partnership capital by segment
Utilities	$1,381	$1,370
Transport and energy	1,684	1,451
Timber	596	602
Corporate and other	(247)	(43)
Total partnership capital	$3,414	$3,380

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, transport and energy, and timber.

Utilities Operations

Our utilities platform is comprised of regulated businesses which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In this segment, we own and operate assets that earn a return on a regulated or notionally stipulated asset base which we refer to as rate base. The rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. These competitive advantages often enable us to invest capital at attractive returns. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base, and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, our return on rate base, as well as our AFFO yield.

Our utilities platform is comprised of the following:

Coal Terminal Operations

•                  Operate one of the world’s largest coal export terminals, located in Queensland, Australia, with 85 mtpa of coal handling capacity

•                  Account for 20% of global seaborne metallurgical coal exports and 8% of global seaborne coal exports

Electricity Transmission

•                  Operate 8,750 kilometers of transmission lines in North and South America

•                  Transmit electricity to 98% of the population of Chile

Energy Distribution

•                  Operate 864,000 electricity and natural gas connections

•                  One of the largest independent operators of utility connections in the U.K. and one of the largest distributors of energy in New Zealand

Results of Operations

The following table presents the roll-forward of our rate base and selected key metrics:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Rate base, start of period	$3,252	$1,939	$3,182	$1,891
Capital expenditures commissioned	48	20	83	35
Inflation and other indexation	26	9	67	41
Regulatory depreciation	(26)	(12)	(46)	(28)
Foreign exchange	174	(140)	188	(123)
Rate base, end of period	$3,474	$1,816	$3,474	$1,816

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Funds from operations (FFO)	$66	$32	$127	$59
Maintenance capital	(8)	(3)	(14)	(5)
Adjusted funds from operations (AFFO)	$58	$29	$113	$54

Return on rate base(1),(3)	11%	11%	11%	11%
AFFO yield(2),(3)	15%	13%	14%	12%

(1)       Return on rate base is EBITDA divided by average rate base.

(2)       AFFO yield is AFFO divided by average invested capital.

(3)       Return on rate base and AFFO yield excludes impact of developer contributions at our European energy distribution operation.

For the quarter ended June 30, 2011, our utilities platform generated FFO of $66 million, compared to $32 million in the same period of the prior year. The increase in FFO is attributable to the Prime merger and strong performances from our Australian coal terminal, electricity transmission operations and U.K. distribution business. In the period, our maintenance capital expenditures were $8 million, higher than the average quarterly sustainable level of $6 million, due to timing of certain projects. After deducting maintenance capital expenditures, our AFFO yield was 15% on an invested capital base of $1,329 million, excluding the impact of developer contributions received by our U.K. distribution operation.

The following table presents our utilities platform’s proportionate share of financial results:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Revenue	$154	$77	$280	$150
Costs attributed to revenues	(61)	(26)	(104)	(51)
Developer contributions	9	—	23	—
EBITDA	102	51	199	99
Other income	1	—	2	—
Interest expense	(37)	(18)	(75)	(39)
Cash taxes	—	(1)	1	(1)
Funds from operations (FFO)	66	32	127	59
Depreciation and amortization	(25)	(14)	(45)	(28)
Deferred taxes and other items	(20)	—	(31)	(2)
Net income	$21	$18	$51	$29

For the quarter ended June 30, 2011, our utilities platform generated EBITDA and FFO of $102 million and $66 million, respectively, compared to $51 million and $32 million in the comparable period of 2010. The increase was primarily due to the Prime merger.

The following table presents our proportionate EBITDA and FFO for each operation in this platform:

	EBITDA				FFO
	Three months ended		Six months ended		Three months ended		Six months ended
MILLIONS, UNAUDITED	June 30		June 30		June 30		June 30
For the quarter ended June 30	2011	2010	2011	2010	2011	2010	2011	2010
Coal Terminal Operations
Australasia	$44	$20	$84	$42	$24	$11	$45	$24
ElectricityTransmission
South America	15	12	29	24	12	10	23	18
North America	7	7	13	13	5	4	9	8
Energy Distribution
Europe	17	5	39	8	13	3	30	4
Australasia	19	7	34	12	12	4	20	5
Total	$102	$51	$199	$99	$66	$32	$127	$59

Our Australian coal terminal, South American electricity transmission operation and U.K. distribution business were responsible for 75% and 74%, respectively, of EBITDA and FFO in our utilities platform for the quarter ended June 30,  2011.

Our Australian coal terminal reported EBITDA and FFO of $44 million and $24 million, respectively, for the quarter versus $20 million and $11 million in the comparative period. Adjusting for the change in ownership due to the Prime merger, our Australian coal terminal’s FFO increased by 41% primarily as a result of the higher weighted average cost of capital in our recently finalized access undertaking, as well as the strengthening of the Australian dollar.

Our South American transmission operations’ EBITDA and FFO were $15 million and $12 million, respectively, for the quarter versus $12 million and $10 million, respectively, in the comparable period. The increases in EBITDA and FFO were mainly attributable to revenue indexation and growth capital expenditures.

Our U.K. distribution business earned EBITDA and FFO of $17 million and $13 million, respectively, in the quarter versus $5 million and $3 million, respectively, in the comparative period. Adjusting for the change of ownership due to the Prime merger, the increases in EBITDA and FFO were predominantly attributable to greater developer contributions. Our U.K. distribution business receives an upfront payment from developers in conjunction with the installation of gas and electricity connections for new homes. As a result of improved home building activity, our U.K. distribution business installed a total of 13,600 electricity and gas connections in the current quarter compared with 9,400 in the prior year quarter, increasing our total number of connections to 460,600. Furthermore, we receive greater developer contributions for electricity connections. During the quarter, electricity connections were 26% of total compared with 19% in the prior year.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts which are a part of our net investment hedging program. Depreciation and amortization increased to $25 million for the quarter ended June 30,  2011, compared to $14 million in the same period of the prior year, primarily due to the Prime merger.

Business Development and Outlook

Within our utility operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility platform, we expect to earn a return on the equity that we invest which is consistent with our existing AFFO yield within this platform.

Our capital project backlog is comprised of investments that will increase our rate base. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with scheduled expenditures within the next two years, for which we have not yet invested capital.

The following table presents the roll-forward of our capital project backlog at June 30, 2011:

	Three months ended	Six months ended
MILLIONS, UNAUDITED	June 30	June 30
Capital project backlog, start of period	$291	$310
Additional capital project mandates	62	75
Less capital expenditures	(50)	(85)
Foreign exchange and other	12	15
Capital project backlog, end of period	$315	$315
Construction work in progress	51	51
Total capital to be commissioned into RAB	$366	$366

We finished the period with a capital expenditure backlog of $315 million, an increase of $24 million compared with March 31, 2011. The increase is largely attributable to capital project mandates that were awarded to us that were in excess of capital expenditures. The largest new mandate is the replacement of a stacking and reclaiming machine at our Australian coal terminal, which has an estimated net capital cost of A$35 million. In addition, our construction work in progress was $51 million at quarter end. This represents capital that we have invested that will begin earning a return upon commencement of service, at which point such capital will be added to our rate base. In total, we finished the quarter with $366 million of capital to be commissioned in the rate base.

During the quarter, we signed the engineering, procurement and construction (EPC) contract to build our Texas transmission project.  After quarter end, we closed the construction financing for this project with a syndicate of lenders. We are now actively acquiring the rights of way for land to build transmission towers, and we anticipate commercial operation of the project in the beginning of 2013. Our share of this investment is approximately $80 million.

Following the successful refinancing of our Australian coal terminal in the U.S. private placement market during the first quarter, we tapped into this market again to refinance NZ$245 million of debt at our New Zealand utility. The offering of nine-year, twelve-year and fifteen-year bonds was substantially oversubscribed, enabling us to negotiate favorable terms. We concurrently swapped the bonds into NZD on a matched-maturity basis, resulting in local market interest rates that ranged from 8.7% to 8.8% for the three tranches.

Transport and Energy Operations

Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities.This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission and rail operations, as well as unregulated businesses, such as our ports.Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform’s EBITDA is supported by long-term contractual revenues.

Our objectives for our transport and energy platform are to provide safe and reliable services to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

Our transport and energy platform is comprised of the following:

Rail Operations

•                  Operate 5,100 kilometers of tracks

•                  Sole rail network in Southwestern Western Australia

Energy Transmission

•                  Operate 15,500 kilometers of natural gas transmission lines primarily in the U.S.

•                  Serve 60% of the Chicago/Northern Indiana natural gas market

•                  Operate 7% of U.S. natural gas storage capacity

Ports Operations

•                  Handle 85 million tonnes of goods annually

•                  Operate 20 ports across the U.K., Europe and China

Results of Operations

The following table presents the key metrics of our transport and energy platform:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Growth capital expenditures	$103	$3	$154	$6

EBITDA margin(1)	33%	32%	33%	34%

Funds from operations (FFO)	$39	$26	$84	$52
Maintenance capital	(11)	(7)	(31)	(13)
Adjusted funds from operations (AFFO)	$28	$19	$53	$39

AFFO yield(2)	8%	15%	8%	15%

(1)       EBITDA margin is EBITDA divided by revenues.

(2)       AFFO yield is AFFO divided by average invested capital.

Our transport and energy platform earned FFO of $39 million for the quarter ended June 30, 2011. After deducting maintenance capital expenditures, we generated an AFFO yield of 8% on an invested capital base of $1,377 million, compared with 15% in the same period in the prior year. The decline in AFFO yield is primarily the result of reduction in FFO at both our North American gas transmission business and Australian railroad and an increase in invested capital due to the Prime merger and investments in our Australian railroad and U.K. port that have not yet begun to generate cashflow. Maintenance capital expenditures were $11 million, which was less than the average quarterly sustainable level of $15 million due to fewer maintenance projects at our Australian railroad during the quarter.

The following table presents our transport and energy platform’s proportionate share of financial results:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Revenues	$239	$126	$486	$250
Cost attributed to revenues	(161)	(86)	(324)	(164)
EBITDA	78	40	162	86
Interest expense	(38)	(18)	(77)	(36)
Cash taxes	(1)	4	(1)	2
Funds from operations (FFO)	39	26	84	52
Depreciation, depletion and amortization	(28)	(17)	(56)	(34)
Deferred taxes and other items	1	(6)	14	(6)
Net income	$12	$3	$42	$12

For the quarter ended June 30, 2011, our transport and energy platform generated higher EBITDA and FFO of $78 million and $39 million, respectively, compared to $40 million and $26 million, respectively, in the same period of 2010. The increase was primarily due to the Prime merger.

The following table presents proportionate EBITDA and FFO for each business in this operating platform:

	EBITDA				FFO
	Three months ended		Six months ended		Three months ended		Six months ended
MILLIONS, UNAUDITED	June30		June30		June 30		June30
For the quarter ended June 30	2011	2010	2011	2010	2011	2010	2011	2010
Rail road
Australasia	$24	$11	$48	$22	$14	$7	$27	$15
EnergyTransmission
North America	28	14	60	31	11	12	26	21
Other	8	3	18	7	6	2	15	5
Ports
U.K.	9	7	19	15	4	3	9	7
Europe	9	5	17	11	4	2	7	4
Total	$78	$40	$162	$86	$39	$26	$84	$52

Our Australian railroad, North American gas transmission business and U.K. port operations were responsible for 78% and 74%, respectively, of EBITDA and FFO in our transport and energy platform for the quarter ended June 30, 2011.

For the quarter, our Australian railroad reported EBITDA and FFO of $24 million and $14 million, respectively, for the quarter, versus $11 million and $7 million in the same period of the prior year. Adjusting for the change in ownership due to the Prime merger, FFO was 22% lower than the prior year due to weak grain volumes attributable to the drought in Western Australia. While still early in the growing season, we expect grain volumes next season to return to historical levels. In addition, higher interest rates contributed to the decline as low-cost debt matured and was refinanced at market rates during the period.These factors were partially offset by lower operating costs as a result of implementation of various cost reduction programs.

For the quarter, our North American gas transmission business reported EBITDA and FFO of $28 million and $11 million, respectively, versus $14 million and $12 million, respectively, in the prior year. Adjusting for the change in ownership due to the Prime merger, FFO declined by 63% primarily due to the implementation of the FERC rate settlement in July 2010, softening market conditions which negatively impacted the value of certain products such as sales of retained natural gas, market sensitive transportation capacity and line pack services, and a significant one-time cash tax refund recognized in the prior period. As of the second quarter, the rate settlement with FERC and the softness in the natural gas market were largely factored into the results of our North American gas transmission business. Over time, we expect the profitability of this business to recover as industry fundamentals improve.

Our U.K. ports operation reported EBITDA and FFO of $9 million and $4 million, respectively, for the quarter versus $7 million and $3 million in the comparable period. We benefitted in the quarter from a $2 million minimum volume guarantee payment from one of our customers, which was partially offset by higher financing costs during the current period. We also continue to benefit from volume growth in our Teesport container operations, offset by lower margins due to inefficiencies arising from operating at full capacity.

Business Development and Outlook

In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invest capital to expand our facilities to serve our customers’ growth requirements.

The following table presents our proportionate share of growth capital expenditures that we anticipate investing during the next 24 months:

MILLIONS, UNAUDITED
Australian railroad	$537
U.K. port operations	19
Growth capital projects	$556
Construction work in progress	195
Total capital to be commissioned	$751

During the quarter, we made significant progress advancing the growth plan at our Australian railroad.The growth plan is comprised of six customer initiated projects which we anticipate will account for 24 million tons of additional volume on our railroad by the end of 2014. In addition to the expansion capital we anticipate spending capital to upgrade certain sections of the network to improve capacity. This capital expenditure is not related to a specific expansion task but will be done to strategically position our railroad business to capture future anticipated tonnage from adjacent mining projects that are in pre-feasibility stage. We expect to generate very attractive returns on this incremental capital, reflecting the significant historical investment that has been made in our rail system.

Prior to this quarter we signed long term Commercial Track Access Agreements (CTAAs) with two of our customers. Our main focus for the quarter was to advance negotiations with the remaining four customers. In that regard, we recently signed a third CTAA with our largest customer, Karara Mining Limited (KML). This 15-year contract is subject to a financing condition in our favor, which we expect to be in a position to satisfy within 60 days. We have also agreed to commercial terms with our customers for the remaining three projects. We expect to finalize documentation of CTAAs during the third or fourth quarters.

Rail Project Summary:

Project	Commercial Status	Projected Volume	Expected Start Date
Extension Hill iron ore project	Signed CTAA	3.0 mtpa	Late 2011
KML iron ore project	Signed CTAA	10.0 mtpa	2012
Worsley aluminum expansion	Agreed terms	2.0 mtpa	2012
Koolyanobbing iron ore mine expansion	Agreed terms	2.2 mtpa	2012
Yilgarn iron ore project	Agreed terms	4.4 mtpa	2012
Collie urea project	Signed CTAA	2.0 mtpa	2014

Once all of the CTAAs have been executed, the cash flow profile of our railroad will be fundamentally transformed. Approximately 90% of new volumes under the CTAA’s are subject to take-or-pay provisions and revenues are indexed to inflation. Looking at our business as a whole, we will have approximately 60% of our revenue covered by minimum take-or-pay arrangements versus 0% when we acquired the business back in 2009. In the next three years as the projects achieve commercial operation, minimum take-or-pay revenues will total approximately A$65 million in 2012, increasing to approximately A$160 million in 2013 and A$170 million in 2014. Due to the operating leverage of our business, we expect that the minimum take-or-pay revenues will generate approximately A$150 million of incremental EBITDA by 2014. To the extent that volumes exceed minimum take-or-pay levels, we will generate incremental EBITDA above this level. With the signing of the KML contract, we have fully contracted approximately 75% of our projected incremental revenues.

The remaining capital costs for this expansion and network upgrade program are forecast to be approximately A$500 million over the next two years. To finance this program, we are in the process of increasing the availability of our capital expenditure debt facility at our railroad operation to approximately A$430 million providing a further A$400 million of non-recourse debt capacity.The balance of the capital required for our expansion projects will be funded from our corporate line of credit. In order to mitigate our capital at risk, we have also obtained security in the form of letters of credit for early termination of the contracts. Of our total capital commitments, we expect to receive letters of credit supporting approximately 50%.

In June of 2011, we successfully completed a €62 million refinancing of one our European port operations’ 2011 maturities.

The deal was comprised of €57 million of term debt and a €3 million revolving credit facility both maturing in 2016. The interest rate on the financing is 5.2% compared with 7.1% previously.

On the liability management front, we took advantage of the historically low interest rate environment by locking in interest rates on 40% of our proportionate share of 2012 maturities at our North American gas transmission operations. We executed forward rate agreements with a weighted average treasury rate of 3.1% .

Timber

Our timber platform consists of 419,000 acres of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high-value structural and appearance applications in domestic and export markets. In addition, our land holdings include approximately 12,000 acres of higher and better use (HBU) lands, which may have greater value if used for real estate development or conservation.

The following table presents our proportionate share of selected statistics of our timberlands as of June 30, 2011:

	As of
UNAUDITED	June 30, 2011	December 31, 2010
Timberlands (000’s acres)	419	419
HBU lands (000’s acres)	12	12

Long-run sustainable yield (millions m3 per annum)	1.6	1.6
Deferred harvest volume (millions m3)	2.8	2.9

Our timberlands have an estimated merchantable inventory of 29.5 million m3 of timber, which includes a deferred harvest volume of 2.8 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY). As markets have improved, we have been ramping-up our harvest levels to monetize this deferred harvest volume.

One of the key attributes of our timber platform is its operating flexibility which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. We plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest in this business. Our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

Results of Operations

The following table presents select key metrics of our timber platform:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2011	2010	2011	2010
Harvest (000’s m3)	455	346	851	652
EBITDA margin(1)	43%	45%	45%	41%

Funds from operation (FFO)	$13	$6	$23	$9
Maintenance capital	(1)	—	(2)	—
Adjusted funds from operations (AFFO)	$12	$6	$21	$9

AFFO yield(2)	10%	5%	9%	4%

(1)       EBITDA divided by revenue, excluding HBU and other revenue.

(2)       AFFO divided by average invested capital.

Driven by the continued strength in the export market, our timber platform generated FFO of $13 million for the quarter, which was a substantial improvement over the prior year. On average, realized export prices increased by 12% and realized domestic prices rose by 9%, versus the second quarter of 2010. In response, we increased our harvest levels by 32%, versus the comparable period last year. Our EBITDA margin remained relatively flat as costs from operating in higher cost areas, higher fuel costs and the strength of the Canadian dollar offset price improvements. For the quarter, our AFFO yield increased to 10% primarily as a result of increased harvest levels.

The following table summarizes our proportionate share of harvest, sales and sale price realizations by species for our timber operations:

	Three months ended June 30, 2011				Three months ended June 30, 2010
	Harvest	Sales		Revenue	Harvest	Sales		Revenue
UNAUDITED	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)
Douglas-fir	260	287	$101	$29	173	199	$90	$18
Whitewood	116	116	95	11	97	99	71	7
Other species	79	82	73	6	76	77	65	5
	455	485	$95	$46	346	375	$80	$30
HBU and other sales				1				1
Total				$47				$31

	Six months ended June 30, 2011				Six months ended June 30, 2010
	Harvest	Sales		Revenue	Harvest	Sales		Revenue
UNAUDITED	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)
Douglas-fir	521	534	$99	$53	332	345	$87	$30
Whitewood	186	195	92	18	180	194	67	13
Other species	144	150	73	11	140	147	68	10
	851	879	$93	$82	652	686	$77	$53
HBU and other sales				1				1
Total				$83				$54

From a macroeconomic perspective, seasonally adjusted, annualized U.S. housing starts remained depressed at 576,000. This level is approximately 40% of long-term trend levels. Despite relatively weak demand from new housing starts, prices for timber increased on a quarter-over-quarter basis, as demand from off-shore consumers for high quality logs forced domestic consumers in the Pacific Northwest region to increase prices in order to attract deliveries.

Indicative prices for Douglas-fir and whitewood in the U.S. market finished the second quarter approximately 21% and 34%, respectively, above five-year trend levels. Prices for Douglas-fir sold to China and Korea were approximately 13% above domestic prices, and prices for whitewood sold to these same markets were approximately 28% higher than domestic prices, prior to transportation costs.

To capitalize on this strong market environment we increased the harvest of our higher margin Douglas-fir while continuing to harvest significant volumes of whitewood for export to the Korean and Chinese markets. Sales volume of Douglas-fir and whitewood were 44% and 17%, respectively, above the comparable quarter in 2010. Sales volumes of other species were unchanged. During the quarter, we increased our proportion of timber shipped to off-shore markets to 53% of shipments, compared to 49% in the comparable quarter of 2010.

The following table presents our timber platform’s proportionate share of financial results.

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Revenue	$47	$31	$83	$54
Cost attributed to revenues	(27)	(17)	(46)	(32)
EBITDA	20	14	37	22
Other income	1	(1)	1	1
Interest expense	(7)	(7)	(14)	(14)
Cash taxes	(1)	—	(1)	—
Funds from operations (FFO)	13	6	23	9
Fair value adjustments	(6)	(2)	(8)	—
Deferred taxes and other items	—	(1)	(2)	(3)
Net income	$7	$3	$13	$6

For the three months ended June 30, 2011, our timber operations’ EBITDA and FFO totaled $20 million and $13 million, respectively, compared with $14 million and $6 million in the comparable period.

Our quarterly performance reflects a 19% improvement in average realized log prices and a 29% increase in sales volume. Harvest and delivery costs per unit increased 13% compared to 2010, due to the combination of operating in higher cost areas, higher fuel costs and the impact of foreign exchange on operating costs in our Canadian operations.

Our share of revenue from HBU land and other sales was $1 million for the period, consistent with the comparable period in 2010.

For the period ended June 30, 2011, we recorded a negative fair value adjustment of $6 million compared to a $2 million negative adjustment in the prior year. The increase is primarily due to higher harvest volumes in the current period.

Business Development

We expect a slight softening of market prices through the third quarter as off-shore demand, particularly from China, softens due to normal seasonal factors and high inventory levels at ports. However, prices are expected to firm-up again during the fourth quarter.

Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•                  The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S.;

•                  Ongoing demand from Asian markets and the rapidly expanding bio-fuel industry; and

•                  Continuing withdrawals of timberlands for conservation and alternate uses.

On the liability management front, we took advantage of the historically low interest rate environment by locking interest rates on 40% of our proportionate share of 2013 maturities within our timber operations. We executed our forward rate agreements at a weighted average treasury rate of 4.0%.

CORPORATE AND OTHER

The following table presents the components of Corporate and Other, on a proportionate basis, for the three and six months ended June 30, 2011 and 2010:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
General and administrative costs	$(2)	$(6)	$(5)	$(9)
Base management fee	(13)	(5)	(24)	(11)
Other income	5	1	6	1
Financing costs	(6)	(2)	(11)	(5)
Funds from operations (FFO)	(16)	(12)	(34)	(24)
Deferred taxes and other	2	7	(1)	(5)
Corporate and other	$(14)	$(5)	$(35)	$(29)

For the quarter, general and administrative costs were lower than the prior year as the prior year included our proportionate share of Prime’s general and administrative expenses. Following the merger, a substantial amount of these services are provided under the Master Services Agreement. As a result, a substantial amount of these costs have been absorbed by Brookfield. We currently anticipate that our corporate and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year.

Pursuant to our Master Services Agreement, we pay a quarterly base management fee to Brookfield based on our market value, plus recourse debt net of cash. For the quarter ending June 30, 2011, this fee increased over the prior year quarter due to the $1.1 billion equity issuance associated with the Prime merger and the increased trading price of our partnership units.

Financing costs include interest expense, standby fees on our committed credit facility, dividends paid on our preferred shares less ancillary interest earned on cash balances. These costs exclude non-cash amortization of financing costs of $1 million for the three months ended June 30, 2011. Financing costs for the quarter were higher than the comparable period, primarily due to the increased size of our committed credit facility, increased average corporate debt balance and interest on Prime’s corporate bonds.

Other Investments

In addition to our investments in utilities, transport and energy and timberlands, we hold certain other investments which in total comprise less than 2% of our invested capital. Other investments include the results from a 30% interest in a U.S. hydro facility and interests in public private partnerships (PPPs). During the period, we disposed of our interest in the U.S. hydro facility and two of our investments in PPPs for total proceeds of $26 million. We realized a $4 million gain on the sales, which is recorded in other income.

During the period we invested $5 million in two additional public private partnership projects. These are in early construction phase.

The PPPs differ from our other infrastructure assets. PPPs have finite concessions of between 25 to 30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, FFO for our PPP operations include IFRS net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations. These projects are expected to generate stable cash flows from long-term concession contracts funded with long-term financing arrangements.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our group wide liquidity was in excess of $1 billion at June 30, 2011 and was comprised of the following:

MILLIONS, UNAUDITED	As of June 30, 2011
Proportionate cash retained in business	$253
Committed corporate credit facility	700
Draws on corporate credit facility	(217)
Proportionate availability under subsidiary credit facilities	321
Group wide liquidity	$1,057

Our $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until June 2013. All amounts outstanding at that time will be repayable in full. At June 30, 2011, $217 million was drawn on this facility.

We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years.

On a proportionate basis, scheduled principal repayments as of June 30, 2011 for our borrowings over the next five years are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2011	2012	2013	2014	2015	Beyond	Total
Recourse borrowings
Corporate borrowings	2	$—	$—	$217	$—	$—	$—	$217
Subsidiary borrowings	2	—	122	—	—	—	—	122
Total recourse borrowings	2	—	122	217	—	—	—	339

Non-recourse borrowings(1),(2)
Utilities	8	3	64	617	113	84	1,666	2,547
Transport and energy	6	37	358	382	530	11	767	2,085
Timber	7	—	—	136	—	130	209	475
Total non-recourse borrowings(1),(2)	7	40	422	1,135	643	225	2,642	5,107
Total borrowings	7	$40	$544	$1,352	$643	$225	$2,642	$5,446

Cash retained in businesses
Utilities								$55
Transport and energy								163
Timber								22
Corporate								13
Total cash retained								$253

Net debt
Utilities								$2,492
Transport and energy								1,922
Timber								453
Corporate								326
Total net debt								$5,193

(1)       Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)       Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our debt has an average term of seven years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of June 30, 2011 was 60%.

The following table summarizes our proportionate average debt balance allocated to each operating platform:

	Three months ended June 30, 2011			Three months ended June 30, 2010
	Proportionate	Average Cash	Cash	Proportionate	Average Cash	Cash
MILLIONS, UNAUDITED	Average Debt	Interest Rate	Interest	Average Debt	Interest Rate	Interest
Utilities	$2,479	6.0%	$37	$1,362	5.3%	$18
Transport and energy	2,102	7.4%	39	1,030	7.0%	18
Timber	475	5.9%	7	475	5.9%	7
Subsidiary corporate borrowings	117	10.3%	3	41	9.8%	1
Corporate borrowings	160	5.0%	2	—	—	—
Total	$5,333	6.6%	$88	$2,908	6.1%	$44

	Six months ended June 30, 2011			Six months ended June 30, 2010
	Proportionate	Average Cash	Cash	Proportionate	Average Cash	Cash
MILLIONS, UNAUDITED	Average Debt	Interest Rate	Interest	Average Debt	Interest Rate	Interest
Utilities	$2,464	6.1%	$75	$1,396	5.4%	$38
Transport and energy	2,074	7.5%	78	1,017	7.1%	36
Timber	475	5.9%	14	475	5.9%	14
Subsidiary corporate borrowings	118	10.2%	6	44	9.1%	2
Corporate borrowings	117	5.1%	3	—	—	—
Total	$5,248	6.7%	$176	$2,932	6.1%	$90

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
MILLIONS, UNAUDITED	June 30, 2011	December 31, 2010
Consolidated debt	$4,969	$4,593
Less: borrowings attributable to non-controlling interest	(1,709)	(1,675)
Premium on debt	189	154
Add proportionate share of borrowings of investments in associates:
Utilities	730	675
Transport and energy	1,267	1,303
Proportionate debt	$5,446	$5,050

Our equity strategy is to issue equity in conjunction with future acquisitions and major organic capital investments. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. In December 2009, we filed shelf registrations to enable us to issue securities in both the U.S. and Canadian markets.

FOREIGN CURRENCY HEDGING STRATEGY

To the extent it makes economic sense to do so, our strategy is to hedge a portion of our equity investment and/or cash flows exposed to foreign currencies within our business. The following key principles form the basis of our foreign currency hedging strategy:

•                  We leverage any natural hedges that may exist within our operations

•                  We utilize local currency debt financing to the extent possible

•                  We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents the hedged position of our equity investment in foreign currencies as of June 30, 2011:

	Net Investment Hedges
MILLIONS, UNAUDITED	USD	AUD	NZD	CAD	GBP	EUR
Net equity Investment – US$	$973	$1,655	$168	$105	$357	$156
FX contracts – US$	824	(452)	(124)	—	(190)	(58)
Net unhedged – US$	1,797	1,203	44	105	167	98
Net equity Investment – natural currency	973	1,544	203	101	222	108
FX contracts – natural currency	824	(422)	(150)	—	(118)	(40)
% of Equity Investment hedged	na	27%	74%	—	53%	37%
Unhedged position in natural currency	na	$1,122	$53	$101	$104	$68

At June 30, 2011, we had hedges in place equal to approximately 34% of our net equity investment in foreign currencies. In the current period, we recorded losses of $30 million in comprehensive income relating to these contracts which were more than offset by foreign currency translation gains of $82 million.

For the three months ended June 30, 2011, 24%, 39% and 21% of our FFO was generated in USD, AUD, and GBP, respectively, with the remaining 16% generated in other currencies. For the period, a 10% movement in the average exchange rate of our foreign currencies would result in approximately an $8 million (8%) variance in FFO.

Subsequent to period end, we entered into forward foreign exchange contracts to lock in approximately 70% of our forecasted FFO denominated in AUD, GBP, EUR and NZD for the next four quarters. As these forward contracts settle, we intend to roll over such contracts so that we will continue to have twelve months of FFO hedged. We will continue to evaluate this strategy periodically.

Had this FFO hedging strategy been implemented for the second quarter, the impact of a 10% movement in the average exchange rate of our foreign currencies would have resulted in approximately a $3 million (3%) variance in FFO.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity. During the quarter, we generated $33 million of cash available for reinvestment and drew down $114 million on our corporate credit facility, which largely funded $153 million in growth capital projects.

The following table highlights the cashflow that was generated during the quarter which was available for reinvestment in our business:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Funds from operations (FFO)	$102	$52	$200	$96
Less maintenance capital	(20)	(10)	(47)	(18)
Funds available for distribution (AFFO)	82	42	153	78
Distributions paid	(49)	(29)	(98)	(58)
Funds available for reinvestment	33	13	55	20
Growth capital expenditures	(153)	(23)	(231)	(41)
Debt funding of growth capital expenditures	10	—	68	—
Disposals, changes in working capital and other	(31)	(32)	(36)	14
Draws on corporate credit facility	114	—	199	—
Change in proportionate cash retained in business	(27)	(42)	55	(7)
Opening, proportionate cash retained in business	280	274	198	239
Closing, proportionate cash retained in business	$253	$232	$253	$232

The following table presents the components of growth and maintenance capital expenditures:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Growth capital expenditures by segment
Utilities	$50	$20	$77	$35
Transport and energy	103	3	154	6
Timber	—	—	—	—
	$153	$23	$231	$41
Maintenance capital expenditures by segment
Utilities	$8	$3	$14	$5
Transport and energy	11	7	31	13
Timber	1	—	2	—
	$20	$10	$47	$18

Based on our current operations, we expect that maintenance capital expenditures will be in the range of $85 million to $95 million in 2011.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

MILLIONS, PARTNERSHIP UNITS	June 30, 2011	December 31, 2010
Limited partnership units	156.3	156.3
General partnership units	1.1	1.1
Total	157.4	157.4

The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the quarter, an incentive distribution of $0.1 million was paid to the general partner.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•                  FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•                  FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•                  FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

•                  FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using FFO only supplementally. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by the Partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Net income	$26	$19	$71	$18
Add back or deduct the following:
Depreciation, depletion and amortization	53	31	101	62
Fair value adjustments	6	2	8	—
Deferred taxes and other items	17	—	20	16
Funds from operations	$102	$52	$200	$96

The difference between net income and FFO is primarily attributable to depreciation, depletion and amortization expenses.

In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital.

Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in the business. We define invested capital as partnership capital adding back the following items; non-cash income statement items net of maintenance capital expenditures as well as other comprehensive income, as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as a tool to measure returns on capital invested as follows:

•                  Invested capital does not fully deduct depreciation expense;

•                  Invested capital does not include non-cash income statement items; and

•                  Invested capital does not include accumulated other comprehensive income.

Because of these limitations of invested capital and limitations of AFFO previously discussed, AFFO yield should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using AFFO yield only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

When viewed in conjunction with our IFRS results, we believe that AFFO yield provides a more complete understanding of our investment in each of our businesses. AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which can be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is ignored as these adjustments to partnership capital represent changes such as fair value adjustments or non-cash gains or losses on foreign exchange that have not been realized by us.

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital:

	As of
MILLIONS, UNAUDITED	June 30, 2011	December 31, 2010
Partnership capital	$3,414	$3,380
Cumulative differences	(309)	46
Maintenance capital expenditures	(47)	(49)
Non-cash income statement items	129	(270)
Accumulated other comprehensive income	(235)	(178)
Other adjustments	4	(36)
Invested capital	$2,948	$2,893

Our invested capital by segment is as follows for the following periods:

MILLIONS, UNAUDITED	June 30, 2011	December 31, 2010
Invested capital by segment
Utilities	$1,329	$1,298
Transport and energy	1,377	1,235
Timber	477	478
Corporate and other	(235)	(118)
Total invested capital	$2,948	$2,893

We also use EBITDA as a measure of performance. We define EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). On a consolidated basis, this is expressed as gross margin on our consolidated statement of operations.

The following table reconciles our consolidated gross margin (EBITDA) to our proportionate EBITDA for the following periods:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Gross margin (EBITDA) as per BIP consolidated financial statements	$178	$55	$353	$96
Less: Non-controlling interest associated with the above	(64)	(34)	(124)	(63)
	114	21	229	33
Add: Proportionate share of EBITDA of investments in associates	71	74	141	155
Total proportionate EBITDA	$185	$95	$370	$188

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “anticipate,” “intend,” “objective”, “sustain”, “enable”, “endeavour”, “estimate”, “likely”, “typically”, “stable”, “enhance”, “attempt”, “strategy”, “pursue”, “continue”, “plan”, “strive”, “vision”, “positions”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our railroad business on the performance and growth of that business, various factors bearing on the timber industry including the impact of the Mountain Pine Beetle invasion, increasing Asian demand and other factors, the extent of our corporate, general and administrative expenses, ability to participate in the global market recovery, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business contract prices and regulated rates for our operations, expected timing and outcome with respect to increasing sales in timber business, value of higher and better use timber lands, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business generally which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favourable commodity prices, ability to negotiate favourable take-or-pay contractual terms, acts of God or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (IFRS), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.